Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 2, 2019 DATE, TIME AND PLACE: On May 2, 2019, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Once the meeting started, the Directors examined the financial statements as of the period from January to March 2019, which had received: (i) a favorable opinion from the Fiscal Council; (ii) an unqualified report from the Independent Auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC– U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.) CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 2, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 2, 2019 DATE, TIME AND PLACE: On May 2, 2019, at 5 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1 of the Corporate Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Once the meeting started, the Directors examined the financial statements as of the period from January to March 2019, which had received: (i) a favorable opinion from the Fiscal Council; (ii) an unqualified report from the Independent Auditors. After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC– U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.) CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 2, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations